Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

On the Road: Riley and Israel Host 700+ in Transmission/ITC Merger Employee Meetings

1/9/2012

More than 700 employees attended a series of face-to-face employee meetings held during the week of Dec. 5 across Louisiana, Texas, Arkansas and Mississippi. The purpose of the meetings was to immediately provide employees with as much information as possible about the company’s planned divestiture and merger of the electric transmission business with ITC Holdings.

Rick Riley, vice president, energy delivery, partnered with a team of ITC leaders including Jon Jipping, chief operating officer; Linda Blair, chief business officer; and Beth Howell, vice president, operations. In order to reach as many employees as possible, Riley hosted meetings primarily for energy delivery, supply chain and grid support employees within distribution operations, while Jill Israel, vice president and chief information officer and Zeeshan Sheikh, business unit chief information officer – operations, held meetings primarily with IT and SAIC staff throughout the South.

“We really wanted to get out in front of employees right away to address their questions and help explain the transaction and our model for the new business,” said Riley. “As with any change, it’s really the unknowns that get to you, and we wanted to help remove unnecessary concerns among our employees.”

The Business Model

“We will build, operate and maintain transmission lines,” said Riley to a crowd of more than 50 employees attending the Chevyland meeting in Beaumont, Texas. “Having such a clear mission will allow employees to have a singular focus on transmission system performance, planning and operations.”

The independent transmission company model is one that Entergy has been discussing since the late 1990s. Entergy has been looking for the right structure, the right time and the right partner. This transaction provides all three. In explaining the new business model for transmission, Riley also noted three primary reasons the ITC model differs from previous efforts by the company to transform the nature of the transmission business.

Integration will take time

Although Riley, Israel and the ITC team emphasized the many similarities between the companies, they also shared that integration of best practices would take place over time. “Ultimately, we want to learn and grow from the best practices of each company,” Jipping said. ITC’s focus is to be a best-in-class transmission provider. To support this focus, ITC develops and executes on a five-year plan with goals set annually in the areas of safety, reliability, compliance and project execution. Successful execution of ITC’s plans comes down to a focus on teamwork and people; ITC’s philosophy is that “we are all in this together”, so management and employees are on the same bonus program.

“When all you do is transmission, you have to target being the best,” said Jipping to employees throughout the meeting series. “And part of being the best is having a foundation built on having the right people on board to make all of these priorities successful.”

Employee Matters

The consistent question in all of the meetings hosted by both Riley and Israel was “what happens to me?” ITC’s Linda Blair and Beth Howell helped explain many of the people issues that were of most concern to both companies as they developed their approach to employee compensation, benefits and retirement plans.

“From ITC and Entergy’s management perspective, this deal was good for shareholders and good for customers, but it had to also be good for employees as well,” said Blair. “We were both in agreement that we would not do this transaction on the backs of the very employees we both need to make both companies successful.”

While detailed information regarding compensation, benefits and retirements plans is not immediately available, both companies will adhere to an employee matters agreement that outlines some high level perspectives on employee issues, including:

•

For at least 36 months following the merger, ITC will provide those non-bargaining employees moving from Entergy to ITC in connection with the transaction with compensation and benefits substantially comparable to those that they are receiving from Entergy immediately prior to the merger. The ITC team stressed that there are currently no plans in place to change employee compensation and benefits after the 36 months, as their business relies on offering competitive compensation and benefits.

•

With respect to bargaining employees, ITC will assume and honor the collective bargaining agreements in place at the time of the merger that are applicable to those bargaining employees who move to ITC in connection with the merger.

•

ITC will establish a defined benefit offset pension plan that mirrors the current Entergy defined benefit pension plan for those Entergy employees moving over to ITC as part of the transaction and that recognizes each employee’s years of service with Entergy. Upon their eventual retirement, these employees will receive a pension payment from the Entergy pension plan for their years of service with Entergy prior to the merger, and a pension payment from the ITC pension plan for their combined years of service with Entergy and ITC, but that is reduced by their pension benefit from the Entergy pension plan.

•

The Entergy savings plan account balances of those employees who move to ITC in connection with the transaction will be transferred to an ITC savings plan in a trust-to-trust transfer. However, Entergy employees who move to ITC will be required to divest all Entergy stock held in their ITC savings plan during a prescribed period of time. Currently, the timeframe required by the Federal Energy Regulatory Commission to divest the Entergy stock would be six months after the effective date of the transaction; however, ITC intends to ask FERC to extend the required divestiture period to 12 months.

Delivering a fully functioning transmission company to ITC

Employees at the series of IT meetings heard that people who work in IT and other Entergy support organizations will comprise about 10 percent of the employees moving to ITC. Israel said, “Employees in our technology groups work extensively on transmission projects, and in facilities or with systems that house both transmission and non-transmission co-workers and data. So it was good for us all to get together in person and just take a deep breath and talk about what we know—and don’t know—at this early stage.

“What we do know is this: all of us at Entergy share responsibility to deliver a fully-functioning transmission company to ITC. We’ll do that through months of planning, followed by a period of transition and system-building after the transaction closes,” she said.

Israel and Sheikh fielded many of the same questions and employment issues heard in the energy delivery meetings, but also several questions about how the transaction will affect Entergy’s high-capacity fiber optic network. “Entergy will continue to own and operate the fiber network after the transaction,” Sheikh explained.

Next Steps

Details regarding employee compensation and benefit plans, as well as other details regarding the transaction and integration, will be developed by the Project Management Office, which is currently being formed, and will be communicated as soon as possible.

In the meantime, employees can email additional questions to feedback@entergy.com and visit a special internal website, http://comm.prod.entergy.com/transmissionmerger, which will include answers to frequently asked questions, links to relevant internal and external news coverage of the transaction, fact sheets and Web resources for ITC.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.